5417 NW 44th Ave
Ocala, Florida 34482
Phone: 352-352-0800 fax: 352-352-0801
Email: Karen@scorpionperformance.com

May 18, 2011

VIA EDGAR SUBMISSION AND
FACSIMILE (703) 813-6967

Ms. Linda Cvrkel
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Scorpion Performance, Inc. Form 10-K for the year ended December 31, 2009 Filed March 31, 2010 File No. 0-52859

Dear Ms. Cvrkel:

          Set forth below are responses to your letter dated April 7, 2011 to Scorpion Performance, Inc. (the “Company”) with respect to the above-referenced Form 10-K and the Company’s Form 10-Q for the period ended September 30, 2010. The comments and headings from your letter are repeated below for convenience.

Form 10-K for the Year Ended December 31, 2009

Note 1 – Summary of Significant Accounting Policies

Impairment, page F-10

1.

We note that your supplemental response in your letter dated April 5, 2011 includes certain assumptions used in your impairment analysis. Based on our review of your response, we do not believe your response adequately addresses the concerns raised in teleconference on March 22, 2011, and our previous comment number one in our letter dated February 4, 2011 as to why you do not believe that an impairment exists on your Ocala facility in light of the fact that the cost basis of the building exceeded the fair value at December 31, 2010.

RESPONSE:

We apologize for our lack of clarity in our previous response. We have revisited our projections and assumptions and offer the following overview comments and additional information for your consideration.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 18, 2011

As to why we believe the discounted cash flow analysis supports the recovery of the Ocala facility asset, our original discounted cash flow was based on a 7 year period which we considered an appropriate period to use when evaluating potential impairment of equipment, which have estimated useful lives between 5 and 10 years. However, our current potential impairment concern is focused on the Ocala facility, which is composed of land, building and improvements, which have considerably longer lives than equipment. Given that buildings and improvements have useful lives between 10 and 40 years, we considered a 15 year analysis period reasonable. We therefore, extended our discounted cash flow analysis out to 15 years, which resulted in a discounted cash flow of $6.5 million. Our forecasted discounted cash flow now more closely supports the recovery of the $6.5 million Ocala facility asset.

As to why we believe we can achieve sufficient improvements to overcome our historic operational losses, we analyzed our operational performance from 2007 through 2010 and noted the following important trends. First, our sales have increased at an average rate of 30% per year over that measurement period, in spite of flat performance in 2009 due to the economy. Next, we noted that sales and marketing costs declined from 39% of sales in 2007 to 10% of sales in 2010. Further, R&D expenditures have decreased $150,000 from 2007 compared to 2010 and salaries have remained relatively stable over the measurement period. Our G&A expenses also remained stable over the same 4 year period, at around $900,000 after removing non-cash impairment losses and depreciation. We believe that we have worked hard to re-engineer our production process to extract costs from our operations over the 4 year period and as a result, 2010 is better structured to support profitable operations, provided our sales climb past our break-even mark. Our 30% annual historic sales growth appears to be tracking towards that break-even mark in 2011.

As to why we believe we will achieve significant revenue growth over the next few years, as previously stated, our revenue projections through 2013 are based on the 30% annual historic growth trend generated over 3 years through 2010. Beginning with 2014, we conservatively projected a leveling growth rate through 2016, when our projected growth rate relaxes to 5%, which we believe covers price adjustments and nominal growth. Some of the factors that support our assumption that we can sustain an annual 30% growth rate through 2013 include the establishment of two new significant business arrangements to supply parts to General Motors and to Mercury Marine. Currently we have $1,080,000 in backorders under these two arrangements alone.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 18, 2011

As to why total operating costs appear to be significantly reduced from historical amounts, this is primarily associated with our continuing efforts to re-engineer our manufacturing processes, marketing and administrative support structure to remove costs from the process. For example, when comparing 2011 projection to 2010 actual results you will find that we did budget a $50k increase in selling and marking expenses to support increased sales, but R&D and administrative salaries remained relatively flat. The area of budgeted cost reduction was G&A expenses, which we budgeted at a 20% reduction in costs. Some specifics in this area are a 40% reduction in repairs and maintenance as a result of heavy expenditures in 2010 in preparation of the move which should reduce repairs in 2011 – 2013. 2010 repair and maintenance expenditures were up 29% higher than 2009. We are also budgeting a 13% reduction in auto expenses as a result of operating out of 1 location. During part of 2010 we were shuffling parts between Ft Lauderdale and Ocala. Utilities are also budgeted at a 17% decrease from 2010, again as a result of operating out of 1 location. On the other hand, we have budgeted increases in insurance and property taxes to reflect the increased value of our new facility compared to our old facility.

As to how actual results for the first quarter of 2011 compare to projected amounts we noted that our first quarter sales in 2011 was $1,010,000. Our projected revenue run rate for 2011 target revenue is $1,374,000 for the quarter. What appears to be a shortfall of $364,000 is directly a result of executing our corporate relocation from Ft Lauderdale to Ocala in March 2011. Our production and shipping departments were down several weeks during the relocation. Barring this interruption, we consider our revenue performance to be on track for 2011, especially in light of the order backlog mentioned above.

As to our revenue goals that were achieved in 2010 compared against projected goals we budgeted revenue in 2010 of $3,538,000 and achieved revenue of $4,228,832. The $690,832 increase in revenue was in part due to the newly established supplier relationship with General Motors (GM). GM periodically provides its suppliers with future production estimates. These production estimates are not firm commitments but do give an indication of potential future business for planning purposes. These of future production estimates extend forward for three years and we have incorporated these estimates in our revenue projections in future periods. We have discounted the production estimates from their issued value by 20% for inclusion in our revenue projections. It should be noted that we are already receiving requests from GM to manufacture additional components for them which should also favorably impact revenue in future periods.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 18, 2011

As to the reasons why we believe it is appropriate to use a seven year period, we discussed this above. Given that buildings and improvements, which are the current focus of our analysis, have useful lives between 10 and 40 years, we considered a 15 year analysis period reasonable and modified our discounted cash flow analysis accordingly.

As to our ability to hold onto this asset, simply put once we achieve break-even sales and commercial profitability as our future budgets project, we should be generating sufficient cash to retain this asset and utilize its benefits in future periods.

As to the impact of the leased portion of the Ocala facility we have included a table below which indicates that the building #2, the leased facility is carried on the books essentially at its fair value. The Ocala facility assets are recorded on the books of a wholly owned consolidated subsidiary. The rent income on building #2 is insufficient to cover the loan interest and real estate taxes, resulting in a $296,000 shortfall in 2010. The shortfall is paid by the operating company as part of its lease from the real estate subsidiary on the operating building #1. Our budget projections have been modified to more clearly reflect this expense. Our budget projections do not assume the rental income lease will be renewed beyond its term, which we consider a conservative approach.

Regarding your comments of our discussion of negative circumstances being cyclical or shorter in nature and its resulting impact on our revenue projections, we believe we have appropriately considered those circumstances in our revenue forecasts. First, our overall revenue growth trend incorporated the flat sales results in 2009 as part of arriving at the 30% annual growth rate. Our revenue growth rate in 2010 was 55% and in 2008 it was 49%. We used 30% annual growth in our projections and only for the next three years as our trend line indicates. Revenue growth in the outlying years relaxes to a modest 5%.

In summary, although we believe that our impairment analysis is reasonable and that our assumptions are both justified and conservative, we realize that we do not possess either the financial or staffing resources necessary to generate forecasts and projections with the level of granularity and sophistication you are asking for. Further, as previously discussed, our manufacturing processes are constantly being modified which also complicates the budgeting process. Consequently, in order to compensate for any remaining concerns that may exist regarding our projections and to provide comfort to our shareholders that our assets are fairly stated and recoverable, we agree to impair the Ocala facility to the extent our retro fitting (improvements) expenditures exceeded our original budget as disclosed in our 2009 10-K filing. Our original budget called for expending $2 million in improvements. Our actual expenditures for improvements totaled $3.341 million, resulting in a cost overrun of $1.341 million. Much of this additional cost does have future benefit,

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 18, 2011

such as enhanced utility service to support 4 buildings, where two currently exist or the addition of retention ponds, driveways and other property improvements that will add to the facilities future fair value. However, we will impair the Ocala facility asset by the $1.341 million representing the cost overruns, thereby reducing the Ocala facility value to $5.2 million.

Following is a table that further identifies the costs associated with the two buildings comprising the Ocala facility. At $5.2 million in recorded cost, we believe that the revised 15 year net discounted cash flow indicating $6.5 million, adequately supports the adjusted Ocala facility asset, even after considering any potential uncertainties that may remain in the assumptions used.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
Land and Buildings - Ocala Facility
	Operations Bldg #1	Rental Bldg #2	Ocala Facility Total
Land, buildings and improvements as recorded:
Land	$283,525	$375,360	$658,885
Building	824,993	1,657,640	2,482,633
Improvements:
Signage	-	-	-
Security system	-	-	-
Fencing	61,000	-	61,000
Improvements	3,341,002	-	3,341,002
Impairment (proposed)	(1,341,002)	-	(1,341,002)
Total Recorded Cost	$3,169,518	$2,033,000	$5,202,518

Land, buildings and improvements at Fair Value Estimate:
Ocala Facility	$2,785,000	$2,000,000	$4,785,000
Total Estimated Fair Value	$2,785,000	$2,000,000	$4,785,000

Surplus (Deficiency)	$(384,518)	$(33,000)	$(417,518)

Improvements Analysis:
Total Expenditures	$3,341,002	$-	$3,341,002
Less: Original Budget	2,000,000	-	2,000,000

Budget Overrun	$(1,341,002)	$-	$(1,341,002)

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 18, 2011

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES

Summary Condensed Budget (Unaudited)

	2010	2011	2012	2013	2014	2015	2016	2017	2018-2022
		30.0%	30.0%	41.1%	15.0%	10.0%	5.0%	5% per annum	5% per annum
Revenues, Net	$4,228,832	$5,495,577	$7,145,610	$10,079,265	$11,591,154	$12,750,270	$13,387,783	$14,057,173	$70,285,863

Cost of sales	(2,522,472)	(3,238,686)	(4,215,909)	(5,980,827)	(6,708,239)	(7,551,567)	(7,929,146)	(8,325,603)	(41,628,015)

Gross profit	1,706,360	2,256,891	2,929,701	4,098,438	4,882,915	5,198,703	5,458,637	5,731,570	28,657,848
	40.4%	41.1%	41.0%	40.7%	42.1%	40.8%	40.8%	40.8%	40.8%
Expenses:
Selling and marketing expenses	430,750	479,863	482,195	577,029	659,316	686,730	696,665	692,366	3,461,829
Research and development	151,249	150,039	150,039	175,039	185,000	195,000	205,000	200,000	1,000,000
Salaries and employee benefits	617,324	591,300	591,300	843,420	915,200	962,560	1,004,800	1,088,000	5,440,000
General and administrative	905,035	732,701	802,701	881,636	948,300	1,022,380	1,103,539	1,179,687	5,898,436
Total operating expenses	2,104,358	1,953,902	2,026,234	2,477,123	2,707,816	2,866,670	3,010,004	3,160,053	15,800,265
	49.8%	35.6%	28.4%	24.6%	23.4%	22.5%	22.5%	22.5%	22.5%
Other Income (Expense):
Gain (Loss) on sale of equip	(253,265)
Rent income	153,300	153,300	153,300	153,300
Interest expense	(322,103)	(492,480)	(460,982)	(417,765)	(334,212)	(250,659)	(167,106)	(66,842)	-
Total other income (expense)	(422,068)	(339,180)	(307,682)	(264,465)	(334,212)	(250,659)	(167,106)	(66,842)	-

Pre-tax Income	(820,066)	(36,192)	595,785	1,356,849	1,840,888	2,081,374	2,281,528	2,504,674	12,857,583
Taxes (offset by NOL)	-	-	-	-	-	-	-	-	4,711,190

Net Income	$(820,066)	$(36,192)	$595,785	$1,356,849	$1,840,888	$2,081,374	$2,281,528	$2,504,674	$8,146,393
	-19.4%	-0.7%	8.3%	13.5%	15.9%	16.3%	17.0%	17.8%	11.6%
Non cash expenses:
Impairment loss	404,388
Depreciation	710,397

Net Income	$(1,934,851)

Finally, we submit our proposed disclosure regarding the $1.3 million impairment adjustment applied to the Ocala facility assets as follows:

Impairment Ocala Facility

We have recorded an impairment of our Ocala facilities in the amount of approximately $1.3 million. This impairment amount represents the amount that our total expenditures for improvements, betterments and retrofitting activities which were $3.3 million, exceeded our original facility acquisition budget, which was $2 million for betterments and improvements, as stated in our 2009 10-K filing. We use a projected discounted net cash flow analysis as our primary tool to determine our ability to carry the asset and identify a potential impairment, if any. The results of our analysis indicated that our projected discounted cash flow adequately supported our ability to carry the Ocala facility assets at their unimpaired cost of $6.5 million. Although, we believe that our projected discounted cash flows is based on reasonable assumptions and attainable targets, we also recognize that our history of losses creates uncertainties with our projections, which project profitable operations commencing in 2012. Accordingly, to address these uncertainties and to present a conservative asset basis to our shareholders, we have decided to impair the Ocala facility assets to the extent our expenditures for improvements exceeded our planned budget. As a result of this impairment, we will adjust our carrying value of the Ocala facility assets down to $5.2 million.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 18, 2011

          The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          I believe that this response addresses your comments; however, if you require further clarification or if you have questions, please contact the undersigned at (352) 512-0800.

Respectfully yours,

/s/ Karen Rodgers

Karen Rodgers, Controller

cc:	Mr. Robert Stopanio, President